SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company)

NCI, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.019 par value per share	Class B Common Stock, $0.019 par value per share
(Title or Class of Securities)	(Title or Class of Securities)

62886K104	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Michele R. Cappello

General Counsel and Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

(703) 707-6900

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Deyan Spiridonov, Esq.

Paul Hastings LLP

4747 Executive Drive, Twelfth Floor

San Diego, California 92121

(858) 458-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 17, 2017 with the Securities and Exchange Commission by NCI, Inc., a Delaware corporation (“NCI” or the “Company”), relating to the tender offer made by Cloud Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Cloud Intermediate Holdings, LLC, a Delaware limited liability company, to acquire all of the outstanding shares of NCI’s Class A common stock, par value $0.019 per share (the “Class A Shares”), and NCI’s Class B common stock, par value $0.019 per share (the “Class B Shares”, together with the Class A Shares, the “Shares”), at a price of $20.00 per Share, without interest, and subject to deduction for any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated July 17, 2017, and the related Letter of Transmittal.

As described in Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings”, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation matters, without admitting any wrongdoing or that any supplemental disclosures are material or required under any applicable rule, statute, regulation or law, the Company has agreed to provide these additional disclosures in order to avoid the costs, disruption and distraction of further litigation. Except as otherwise indicated, the information set forth in the original Schedule 14D-9, which is incorporated herein by reference, remains unchanged. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

(a)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Wells Fargo Securities—Selected Companies Analysis” is hereby amended and supplemented by replacing the existing section in its entirety as follows:

Selected Companies Analysis. Wells Fargo Securities reviewed certain data for selected companies with publicly traded equity securities that Wells Fargo Securities deemed relevant. The selected companies were selected because they were deemed similar to NCI in one or more respects, including, among other things, services offered, customers, end-markets and financial performance.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated Adjusted EBITDA for the calendar year 2017, or “CY 2017E Adj. EBITDA”; and

•	Share price as a multiple of estimated adjusted earnings per share for the calendar year 2017, or “CY 2017E Adj. EPS.”

The selected companies, the corresponding financial data and the mean, median, high and low of such financial data for the selected companies were:

Company	Enterprise Value/CY 2017E Adj. EBITDA	Share Price/ CY 2017E Adj. EPS
CSRA Inc.	9.5x	16.4x
Booz Allen Hamilton Holding Corporation	11.0x	17.9x
CACI International Inc.	11.9x	19.4x
Science Applications International Corporation	12.3x	18.5x
Engility Holdings, Inc.	11.7x	13.1x
ManTech International Corporation	11.6x	26.6x
ICF International, Inc.	10.3x	15.6x
Vectrus, Inc.	10.5x	17.8x

	Mean	Median	High	Low
Enterprise Value/CY 2017E Adj. EBITDA	11.1x	11.3x	12.3x	9.5x
Share Price/CY 2017E Adj. EPS	18.2x	17.8x	26.6x	13.1x

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied a multiple range of 9.0x to 11.0x to NCI’s CY 2017E Adj. EBITDA and 16.0x to 19.0x to NCI’s CY 2017E Adj. EPS. The selected companies analysis indicated implied valuation reference ranges per Share of $20.22 to $24.56 based on NCI’s CY 2017E Adj. EBITDA and $17.03 to $20.23 based on NCI’s CY 2017E Adj. EPS, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

(b)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Wells Fargo Securities—Selected Transactions Analysis” is hereby amended and supplemented by replacing the existing section in its entirety as follows:

Selected Transactions Analysis. Wells Fargo Securities considered certain financial terms of certain transactions involving target companies that Wells Fargo Securities deemed relevant. The selected transactions were selected because they involved target companies that were deemed similar to NCI in one or more respects including, among other things, size, services offered, customers, end-markets and financial performance.

The financial data reviewed included Enterprise Value as a multiple of Adjusted EBITDA for the last twelve months, most recently available prior to the announcement of the applicable transaction, or “LTM Adjusted EBITDA.”

The selected transactions, the corresponding financial data and the mean, median, high and low of such financial data, to the extent publicly available for the selected transactions were:

Date Announced	Acquiror	Target	Enterprise Value/ LTM Adj. EBITDA(1)
November 2, 2016	Huntington Ingalls Industries, Inc.	Camber Corporation	9.2x
August 12, 2016	KBR, Inc.	Honeywell Technology Solutions, Inc.	7.1x
May 23, 2016	KBR, Inc.	Wyle Inc.	9.0x
December 8, 2015	CACI International Inc.	L-3 NSS, Inc. and L-3 Data Tactics, Inc.	N/A
July 23, 2015	Veritas Capital	Alion Science and Technology Corporation	N/A
November 5, 2014	Bridge Growth Partners, LLC	CRGT, Inc.	N/A
April 22, 2014	The SI Organization, Inc.	QinetIQ North America, Inc.	N/A
February 18, 2014	Camber Corporation	Avaya Government Solutions Inc.	N/A
December 23, 2013	Engility Holdings, Inc.	Dynamics Research Corporation	8.2x
February 21, 2012	Salient Federal Solutions, Inc.	ATS Corporation	6.4x

(1)	N/A means not publicly available.

Enterprise Value/	Mean	Median	High	Low
LTM Adjusted EBITDA	8.0x	8.2x	9.2x	6.4x

Taking into account the results of the selected transactions analysis, Wells Fargo Securities applied a multiple range of 7.0x to 9.0x to NCI’s Adjusted EBITDA for the last twelve months ended March 31, 2017. The selected transactions analysis indicated an implied valuation reference range per Share of $15.09 to $19.21, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

(c)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Wells Fargo Securities—Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the existing section in its entirety as follows:

Discounted Cash Flow Analysis. Wells Fargo Securities performed a discounted cash flow analysis of NCI by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of NCI based on adjusted unlevered free cash flows derived from the Company Projections and other information provided by NCI. For purposes of the discounted cash flow analysis, Wells Fargo Securities treated stock based compensation as a cash expense and excluded deferred taxes and certain other items. For purposes of the discounted cash flow analyses, Wells Fargo Securities applied perpetuity growth rates ranging from 2.0% to 3.0% and discount rates ranging from 10.5% to 11.5%. The range of perpetuity growth rates was selected based on Wells Fargo Securities’ experience and professional judgment and the range of discount rates was selected based on Wells Fargo Securities’ experience and professional judgment and a calculation of NCI’s cost of capital. The discounted cash flow analysis indicated an implied valuation reference range per Share of $16.32 to $19.76, as compared to the proposed Offer Price in the Offer and the Merger pursuant to the Merger Agreement of $20.00 per Share.

(d)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Stifel, Nicolaus & Company, Incorporated—Selected Public Companies Analysis” is hereby amended and supplemented by inserting the following after the first full paragraph on page 44:

The following table sets forth the multiples of the selected companies indicated by this analysis:

	EV / EBITDA			P/E
Company	LTM	CY17	CY18	LTM	CY17	CY18
Large-cap:
Booz Allen Hamilton Holding Corporation	11.7x	11.0x	10.4x	18.9x	17.9x	16.3x
CACI International Inc.	11.8x	11.9x	10.8x	19.5x	19.4x	17.8x
CSRA Inc.	8.3x	9.8x	9.4x	14.6x	16.4x	15.4x
Engility Holdings, Inc.	11.1x	11.7x	11.4x	N.M.	13.1x	12.3x
ManTech International Corporation	11.8x	11.6x	11.1x	26.2x	26.6x	25.3x
Science Applications International Corporation	12.5x	12.2x	11.1x	23.1x	18.5x	16.9x
Small cap:
ICF International, Inc.	10.6x	10.2x	9.5x	19.2x	15.6x	14.5x
Vectrus, Inc.	8.4x	10.4x	9.9x	14.3x	17.8x	16.2x

N.M.: Not meaningful.

Data as of June 28, 2017

(e)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Stifel, Nicolaus & Company, Incorporated—Selected Transactions Analysis” is hereby amended and supplemented by amending and restating the table in the first paragraph of such section in its entirety as follows:

Date Closed	Acquirer	Target	Implied EV/ LTM EBITDA
April 2017	The KEYW Corporation	Sotera Defense Solutions, Inc.	11.8x
December 2016	Huntington Ingalls Industries, Inc.	Camber Corporation	9.2x
September 2016	KBR Holdings, LLC	Honeywell Technology Solutions, Inc.	6.9x
July 2016	KBR Holdings, LLC	Wyle Inc.	9.0x
February 2016	CACI Inc. - Federal	L-3 National Security Solutions, Inc.	8.1x
November 2015	STG Group	Global Defense & National Security Solutions	8.5x
January 2014	Engility Holdings, Inc.	Dynamics Research Corporation	8.2x
March 2012	Salient Federal Solutions, Inc.	ATS Corporation	6.5x

Data as of June 28, 2017

(f)    Item 4 of the Schedule 14D-9 under the heading “Opinion of Stifel, Nicolaus & Company, Incorporated —Discounted Cash Flow Analysis” is hereby amended and supplemented by amending and restating the second and third paragraphs of such section in their entirety as follows:

Terminal Multiple Method. Stifel first estimated the terminal value of NCI’s projected cash flows by applying a range of terminal multiples Stifel deemed relevant to NCI’s estimated fiscal year 2021 EBITDA, which multiples ranged from 7.8x to 8.5x, and were determined considering the results of the selected company analyses described above, applying Stifel’s professional judgment. Stifel calculated projected unlevered free cash flow from the second half of calendar year 2017 and calendar years 2018 through 2021 based on adjusted unlevered free cash flows derived from the Company Projections and other information provided by NCI. For purposes of the discounted cash flow analysis, Stifel treated stock based compensation as a cash expense and excluded deferred taxes and certain other items. Stifel discounted these cash flows and the terminal value to present values using discount rates of 10.5% to 12.5% based on NCI’s estimated weighted average cost of capital, as calculated based on NCI’s peers, consideration of NCI’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then decreased by NCI’s net debt to calculate a range of equity values. Stifel then divided these equity values by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $20.26 to $21.65, the high end of which range was the average value of the equity values per share derived using the high-end terminal multiple and applying discount rates of 10.5% and 12.5%, and the low end of which range was the average value of the equity values per share derived using the low-end terminal multiple and applying discount rates of 10.5% and 12.5%.

Perpetuity Growth Method. Stifel first estimated the terminal value of NCI’s projected cash flows by applying a range of perpetuity growth rates Stifel deemed relevant to NCI’s estimated calendar year 2021 free cash flows, which growth rates ranged from 2.0% to 3.0% and were selected by Stifel applying its experience and professional judgment. Stifel calculated projected unlevered free cash flow from the second half of calendar year 2017 and calendar years 2018 through 2021 as described above under “—Terminal Multiple Method,” and discounted these cash flows and the terminal value to present values using discount rates of 10.5% to 12.5% based on NCI’s estimated weighted average cost of capital, as calculated based on NCI’s peers, consideration of NCI’s company-specific circumstances and Stifel’s business and industry knowledge. This analysis indicated a range of enterprise values that Stifel then decreased by NCI’s net debt to calculate a range of equity values. Stifel then divided these equity values by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $16.74 to $18.25, the high end of which range was the average value of the equity values per share derived using the high-end growth rate and applying discount rates of 10.5% and 12.5%, and the low end of which range was the average value of the equity values per share derived using the low-end growth rate and applying discount rates of 10.5% and 12.5%.

(g)    Item 4 of the Schedule 14D-9 under the heading “Certain Financial Projections” is hereby amended and supplemented by restating the table on page 48 (including all footnotes) in its entirety as follows:

	Fiscal Year
	(amounts in millions)
	2017E	2018P	2019P	2020P	2021P
Revenue	$344.1	$367.2	$397.3	$435.7	$448.8
Operating Costs & Expenses(1)	$319.4	$339.6	$366.4	$400.2	$410.3
Net Income	$14.7	$16.5	$18.5	$21.4	$23.2
Adjusted Diluted EPS(2)(3)	$1.06	$1.19	$1.32	$1.51	$1.63
Adjusted EBITDA(2)(4)	$31.6	$34.0	$37.1	$41.9	$44.4
Free Cash Flow(2)(5)	$25.8	$25.1	$25.7	$26.0	$29.4

(1)	Excludes misappropriation loss and related expenses or any gains from the recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by NCI’s former controller and acquisition costs because such amounts are unknown and, due to the variability and uncertainty of such amounts, cannot be accurately quantified without unreasonable efforts.
(2)	Adjusted Diluted EPS, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by NCI may not be comparable to similarly titled amounts used by other companies.
(3)	Adjusted Diluted EPS represents net income (which, as described in footnote 1, excludes the impact of misappropriation loss and related expenses or any gains from recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by the Company’s former controller and acquisition costs) divided by the projected number of diluted shares outstanding.
(4)	Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, which we calculate as revenue, minus total operating costs and expenses (which, as described in footnote 1, excludes misappropriation loss and related expenses or any gains from recovery of assets or insurance proceeds related to the previously disclosed embezzlement of Company funds by the Company’s former controller and acquisition costs), plus depreciation and amortization. The following is a reconciliation of Net Income to Adjusted EBITDA (in millions):

	2017E	2018P	2019P	2020P	2021P
Net Income	$14.7	$16.5	$18.5	$21.4	$23.2
Interest Expense	$0.6	$0.5	$0.4	$0.4	$0.4
Income Taxes	$9.4	$10.6	$11.9	$13.7	$14.9

Operating Income	$24.7	$27.6	$30.8	$35.5	$38.5
Depreciation and Amortization	$6.9	$6.4	$6.3	$6.4	$5.9

Adjusted EBITDA	$31.6	$34.0	$37.1	$41.9	$44.4
(5)	Free Cash Flow represents Net Cash Provided by Operating Activities minus capital expenditures. The following is a reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (in millions):

	2017E	2018P	2019P	2020P	2021P
Net Cash Provided by Operating Activities	$28.5	$28.2	$29.0	$29.1	$32.5
Capital Expenditures	$2.7	$3.0	$3.3	$3.1	$3.2

Free Cash Flow	$25.8	$25.1	$25.7	$26.0	$29.4

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Legal Proceedings” is hereby amended and supplemented by restating the section in its entirety as follows:

Legal Proceedings

The Company and members of the NCI Board are named as defendants in three putative class action lawsuits, all filed in the United States District Court for the Eastern District of Virginia, challenging the Transactions, one of which also names Parent and Purchaser as defendants. The first suit was filed on July 19, 2017 and is docketed as Elliot Schwartz v. NCI, Inc., Charles K. Narang, Paul A. Dillahay, James P. Allen, Paul V. Lombardi, Cindy E. Moran, Austin J. Yerks and Daniel R. Young, Case No. 1:17-CV-00816-LO-TCB (the “Schwartz Action”). The second suit was filed on July 21, 2017 and is docketed as Colleen Witmer v. NCI, Inc., Charles K. Narang, Paul A. Dillahay, James P. Allen, Paul V. Lombardi, Cindy E. Moran, Austin J. Yerks, Daniel R. Young, H.I.G. Capital, L.L.C., Cloud Intermediate Holdings, L.L.C., and Cloud Merger Sub, Inc., Case No. 1:17-CV-00838-LO-JFA (the “Witmer Action”). The third suit was filed on July 25, 2017 and is docketed as Deborah A. Nichols v. NCI, Inc., Charles K. Narang, Paul A. Dillahay, Daniel R. Young, Paul Lombardi, James P. Allen, Cindy E. Moran and Austin J. Yerks, Case No. 1:17-CV-00839-LO-MSN (the “Nichols Action”). Each of the Schwartz Action, the Witmer Action and the Nichols Action alleges that NCI and the members of the NCI Board violated Section 14 of the Exchange Act by issuing a Schedule 14D-9 that was materially misleading and omitted material facts related to the Transactions. Each of the Schwartz Action, the Witmer Action and the Nichols Action also allege that the members of the NCI Board violated Section 20(a) of the Exchange Act, as controlling persons who had the ability to prevent the Schedule 14D-9 from being materially false and misleading. Each of the Schwartz Action, the Witmer Action and the Nichols Action seek, among other things, an injunction against the consummation of the proposed Transactions and an award of costs for the actions, including reasonable attorneys’ and experts’ fees.

To eliminate the expense and uncertainties resulting from such lawsuits, and without admitting any wrongdoing or that any supplemental disclosures are material or required to be made, the Company has agreed to include additional disclosures in this Schedule 14D-9 that address the claims raised in the three actions. The defendants believe that the three actions are each without merit. Notwithstanding that belief, one of the conditions to the completion of the Offer is that no court or other governmental authority of competent jurisdiction has issued an order or injunction restraining, enjoining or otherwise prohibiting the consummation of the Offer. As such, if the plaintiffs are successful in obtaining an injunction prohibiting the consummation of the Offer, then such injunction may prevent the Offer from being consummated or being consummated within the expected timeframe.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the complaints for the Schwartz Action, the Witmer Action and the Nichols Action, copies of which are attached as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2017	NCI, Inc.

	By:	/s/ Paul A. Dillahay
	Name:	Paul A. Dillahay
	Title:	Chief Executive Officer and President